EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$2,763	$3,533	$3,565	$3,874	$3,789
Add:
Fixed charges	216	212	196	157	141
Less:
Income from equity investees	(8)	(7)	(5)	(7)	(6)
Capitalized interest	(6)	(4)	(3)	(1)	(1)
Income as adjusted	$2,965	$3,734	$3,753	$4,023	$3,923
Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$133	$130	$116	$80	$58
Portion of rents representative of interest factor	77	78	77	76	82
Capitalized interest	6	4	3	1	1
Total fixed charges	$216	$212	$196	$157	$141
Ratio of earnings to fixed charges	13.7	17.6	19.1	25.6	27.8